SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, May 5, 2025 regarding “Ericsson resolves on an acquisition offer for C shares for the Long-Term Variable Compensation Programs LTV 2025 and LTV 2024”

PRESS RELEASE May 5, 2025

Ericsson resolves on an acquisition offer for C shares for the Long-Term Variable Compensation Programs LTV 2025 and LTV 2024

In accordance with the resolutions by the Annual General Meeting 2025, Ericsson (NASDAQ:ERIC) expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Programs LTV 2025 and LTV 2024 for Ericsson’s executive team and other executives.

The Board of Directors of Ericsson has today resolved, by virtue of authorizations given by the Annual General Meeting on March 25, 2025 (the “AGM 2025”), to direct an acquisition offer to all holders of C shares to acquire these shares. The acquisition shall be made during the period May 5 – May 19, 2025 and payment for acquired shares shall be made in cash with approximately SEK 5 per share (corresponding to the quota value of the Ericsson share).

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Programs LTV 2025 and LTV 2024 and includes all 23.1 million C shares which the AGM 2025 resolved to issue to Skandinaviska Enskilda Banken AB (“SEB”) for these programs. SEB have today subscribed for all 23.1 million C shares and informed Ericsson that they intend to accept the acquisition offer.

Once all 23.1 million C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the total number of shares in Ericsson will amount to 3,371,351,735, of which 261,755,983 are A shares and 3,109,595,752 are B shares. Ericsson currently holds 15,579,561 B shares as treasury stock.

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PRESS RELEASE May 5, 2025

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 5, 2025